Exhibit 99.1

FOR IMMEDIATE RELEASE
EARNINGS RELEASE

Silicom Reports Q3 2025 Results

- Strategic PQC-related and Edge design wins expected to lead to double digit growth in 2026 and beyond -

KFAR SAVA, Israel, October 30, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter ended September 30, 2025.

Financial Results

Third quarter: Silicom’s revenues for the third quarter of 2025 were $15.6 million compared with $14.8 million for the third quarter of 2024.

On a GAAP basis, the company’s net loss for the quarter totalled $2.8 million, or $0.49 per ordinary share (basic and diluted), compared with $2.6 million, or $0.44 per ordinary share (basic and diluted), for the third quarter of 2024.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $2.1 million, or $0.36 per ordinary share (basic and diluted), compared with $1.7 million, or $0.28 per ordinary share (basic and diluted) for the third quarter of 2024.

First Nine Months: Silicom’s revenues for the first nine months of 2025 were $45.0 million compared with $43.6 million for the first nine months of 2024.

On a GAAP basis, net loss for the period totalled $8.9 million, or $1.57 per ordinary share (basic and diluted), compared with $7.6 million, or $1.24 per ordinary share (basic and diluted), for the first nine months of 2024.

On a non-GAAP basis (as described and reconciled below), net loss for the period totalled $6.1 million, or $1.08 per ordinary share (basic and diluted), compared with $4.9 million, or $0.80 per ordinary share (basic and diluted), for the first nine months of 2024.

Guidance

Management projects that revenues for the fourth quarter of 2025 will range from $15 million to $16 million.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “The third quarter was another period of strong execution according to our strategic plan, marked by exciting Design Win momentum: eight Design Wins already during 2025, surpassing the lower end of our 2025 target range and just one short of the upper end. This, combined with our on-target achievement of project milestones and forward progress with pipeline opportunities, leads us to continue projecting double-digit growth in 2026 and beyond, supporting the ultimate target of our strategic plan: an EPS above $3 on annual revenues of $150 to $160 million.”

Mr. Eizenman continued, “We were particularly excited to achieve our second PQC (Post-Quantum Cryptography)-related Win within just a few months. Although quantum computers will not be widely available for several years, suppliers of communications equipment and services must plan now in order to defend effectively against ‘harvest now, decrypt later’ attack strategies. The fact that we already offer a mature PQC-ready solution differentiates us clearly as an advanced technology partner, bringing us interest from both equipment suppliers and service providers.

“In parallel, our two Edge-related Wins during the quarter – one with a long-term customer and the other with a new client – demonstrate again the value of our broad portfolio and our sterling reputation as a trusted partner. Design Wins such as all of these will be the basis for the strong growth we have projected for the future.”

Mr. Eizenman concluded, “As we move into 2026, we expect to see many more opportunities in our funnel transform into Design Wins, along with numerous new opportunities for all of our product lines entering the funnel. We have therefore set an aggressive target for 2026: 7 to 9 new Design Wins across all our product lines, including FPGAs, Edge solutions and Smart NICs. With unique technologies, highly satisfied customers, a motivated team and a strong balance sheet, we are ideally positioned to achieve all of these goals, thereby delivering significant value for our shareholders.”

***

Conference Call Details

Silicom’s Management will host an interactive conference today, October 30th, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	September 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$38,419	$51,283
Short-term bank deposits	6,000	-
Marketable securities	10,720	20,860
Accounts receivables: Trade, net	11,718	11,748
Accounts receivables: Other	4,557	4,839
Inventories	45,503	41,060
Total current assets	116,917	129,790

Marketable securities	20,617	6,839
Assets held for employees’ severance benefits	1,694	1,483
Property, plant and equipment, net	3,096	3,055
Intangible assets, net	2,457	2,300
Right of Use	6,425	6,942
Total assets	$151,206	$150,409

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$10,296	$6,477
Other accounts payable and accrued expenses	11,711	6,945
Lease Liabilities	1,957	1,670

Total current liabilities	23,964	15,092

Lease Liabilities	4,454	4,797
Liability for employees’ severance benefits	2,933	2,649
Deferred tax liabilities	283	32

Total liabilities	31,634	22,570

Shareholders' equity
Ordinary shares and additional paid-in capital	76,196	73,859
Treasury shares	(55,171)	(53,512)
Retained earnings	98,547	107,492
Total shareholders' equity	119,572	127,839

Total liabilities and shareholders' equity	$151,206	$150,409

Silicom Ltd. Consolidated Statements of Operations
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
Sales	$15,614	$14,756	$45,018	$43,623
Cost of sales	10,717	10,593	31,131	31,158
Gross profit	4,897	4,163	13,887	12,465

Research and development expenses	4,998	4,958	15,033	14,827
Selling and marketing expenses	1,791	1,366	4,796	4,360
General and administrative expenses	1,188	952	3,509	2,978
Total operating expenses	7,977	7,276	23,338	22,165

Operating income (loss)	(3,080)	(3,113)	(9,451)	(9,700)

Financial income (expenses), net	514	515	1,340	1,601
Income (loss) before income taxes	(2,566)	(2,598)	(8,111)	(8,099)
Income taxes	236	32	834	(521)
Net income (loss)	$(2,802)	$(2,630)	$(8,945)	$(7,578)

Basic and diluted income (loss) per ordinary share (US$)	$(0.49)	$(0.44)	$(1.57)	$(1.24)
Weighted average number of ordinary shares used to compute basic and diluted income (loss) per share (in thousands)	5,706	5,919	5,707	6,090

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2025	2024	2025	2024

GAAP gross profit	$4,897	$4,163	$13,887	$12,465
(1) Share-based compensation (*)	64	82	215	193
Non-GAAP gross profit	$4,961	$4,245	$14,102	$12,658

GAAP operating income (loss)	$(3,080)	$(3,113)	$(9,451)	$(9,700)
Gross profit adjustments	64	82	215	193
(1) Share-based compensation (*)	584	777	2,049	2,113
Non-GAAP operating income (loss)	$(2,432)	$(2,254)	$(7,187)	$(7,394)

GAAP net income (loss)	$(2,802)	$(2,630)	$(8,945)	$(7,578)
Operating income (loss) adjustments	648	859	2,264	2,306
(2) Lease liabilities - Financial expenses (income)	79	98	534	(9)
(3) Taxes on amortization of acquired intangible assets	-	22	-	397
Non-GAAP net income (loss)	$(2,075)	$(1,651)	$(6,147)	$(4,884)

GAAP net income (loss)	$(2,802)	$(2,630)	$(8,945)	$(7,578)
Adjustments for Non-GAAP Cost of sales	64	82	215	193
Adjustments for Non-GAAP Research and development expenses	245	386	939	986
Adjustments for Non-GAAP Selling and marketing expenses	207	191	568	537
Adjustments for Non-GAAP General and administrative expenses	132	200	542	590
Adjustments for Non-GAAP Financial income (loss), net	79	98	534	(9)
Adjustments for Non-GAAP Income taxes	-	22	-	397
Non-GAAP net income (loss)	$(2,075)	$(1,651)	$(6,147)	$(4,884)

GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.49)	$(0.44)	$(1.57)	$(1.24)
(1) Share-based compensation (*)	0.12	0.14	0.40	0.37
(2) Lease liabilities - Financial expenses (income)	0.01	0.02	0.09	-
(3) Taxes on amortization of acquired intangible assets	-	-	-	0.07
Non-GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.36)	$(0.28)	$(1.08)	$(0.80)

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))